UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           LINCOLN INTERNATIONAL CORP.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    533716304
                                 (CUSIP Number)

                                  NATHAN A. LOW
                       C/O SUNRISE SECURITIES CORPORATION
                        641 LEXINGTON AVENUE, 25TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 421-1616
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 6, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  533716304

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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1 Nathan A. Low and the Nathan A. Low Roth
            IRA
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   []
            --------------------------------------------------------------------
            (b)   [X]
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      3.    SEC Use Only
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      4.    Source of Funds (See Instructions)
            PF
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) [ ]
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      6.    Citizenship or Place of Organization
            New York State, United States of America
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                7.    Sole Voting Power
                      2175 shares Nathan A. Low
                      0 shares the Nathan A. Low Roth IRA
Number of       ----------------------------------------------------------------
Shares          8.    Shared Voting Power
Beneficially          -0-
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power
Reporting             2175 shares Nathan A. Low
Person With           0 shares Nathan A. Low Roth IRA
                ----------------------------------------------------------------
                 10.  Shared Dispositive Power
                      -0-
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 2175
            shares Nathan A. Low
            2140 shares the Nathan A. Low Roth IRA
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]
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      13.   Percent of Class Represented by Amount in Row (11) 1 83.3%
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     14.    Type of Reporting Person (See Instructions) 1 IN, OO
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

      This Schedule 13D is being filed by Nathan A. Low and the Nathan A. Low Roth IRA, a self-directed individual retirement account.

      Except as expressly otherwise set forth in this Schedule 13D, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person.

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the no par shares of common stock (the "Common Stock"), of Lincoln International Corporation, a Kentucky corporation (the "Company").

      The address of the principal executive office of the Company is at 641 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

      Nathan A. Low is a natural person with a business address of 641 Lexington Avenue, 25th Floor, New York, New York 10022. He is president of Sunrise Securities Corp., a merchant bank and registered broker-dealer. At no time in the last five years has Nathan A. Low been convicted in any criminal proceeding or been barred from any activity relating to any federal or state securities law.

      The Nathan A. Low Roth IRA is a self-directed individual retirement account established by Nathan A. Low for his benefit.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The funds used in this transaction were the personal funds of Nathan A. Low and funds contributed by Mr. Low to the Nathan A. Low Roth IRA.

ITEM 4. PURPOSE OF TRANSACTION

      Mr. Low has acquired the Common Stock of the Company as an investment. In connection with the acquisition of the Common Stock all directors and officers of the Company resigned and two designees selected by Mr. Low were elected to the Board of Directors. The new Board of Directors elected two new officers who serve, respectively, as (a) President and Secretary and (b) Treasurer and Assistant Secretary. The only current proposal under consideration by Mr. Low is the redomestication of the Company from Kentucky to Delaware. In connection with any such a redomestication transaction, the Company would adopt new articles of incorporation, new bylaws and a new capital structure, including at a minimum changes to both the number of authorized shares of capital stock of the Company and the number of outstanding shares of Common Stock. At the date hereof, there are no plans or proposals as to what precisely such changes will be.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Low is the beneficial owner of 2175 shares of Common Stock. This represents approximately 83.3% of the outstanding Common Stock of the Company.

      The Nathan A. Low Roth IRA is the beneficial owner of 2140 shares of Common Stock. This represents approximately 82% of the outstanding Common Stock of the Company.

      (b) Mr. Low has sole power to vote all of these shares.

      (c) Neither Mr. Low nor the Nathan A. Low Roth IRA has effected any transactions in the Common Stock during the past sixty (60) days.

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Nathan A. Low Roth IRA is a self-directed Roth IRA created and controlled by Nathan A. Low.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

                                          /s/  Nathan A. Low
                                          ---------------------------
                                          NATHAN A. LOW


                                          NATHAN A. LOW ROTH IRA

                                          By:  /s/ Nathan A. Low
                                               ----------------------
                                               NATHAN A. LOW